Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

January 11, 2010

All: As you are aware, our pending acquisition of Affiliated Computer Services is significant for our company today and well into the future. Many of you are closely involved with the transition and synergy initiatives. Thanks to your exceptional leadership, we’re making great progress - and we’re very close to completing the acquisition. But, we have one pivotal step to go: securing a positive vote from our shareholders and the ACS shareholders. The shareholder meetings for both companies are on February 5. As a Xerox shareholder, YOUR vote counts. It helps us achieve both the quorum and majority needed to receive shareholder approval.

So, if you’ve yet to vote, please remember to do so TODAY. I encourage you to support the acquisition by voting “FOR” each of the proposals on the proxy card(s) that have previously been sent to you. You can vote your shares - via all the proxy cards you receive - online, by phone, or by mail.

My thanks to each of you who have already submitted your proxy votes. Please encourage members of your management team to do the same.

I remain very confident that the acquisition of ACS is the single best way to solidify our leadership role in our industry, and the best and fastest way to increase value for our customers and for our shareholders. By doing so, we’re able to create and deliver more value for our people as well. Your leadership - and your affirmative vote - make all the difference!

Many thanks -

Ursula

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-456-3442.

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s most recent annual report on Form 10-K, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.